FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Unaudited Financial Results (Standalone and Consolidated) for the quarter ended June 30, 2020

3.	Limited review reports for the quarter ended June 30, 2020

4.	Press Release dated July 25, 2020

Item 1

OTHER NEWS

Subject: Board Meeting held on July 25, 2020

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1. Copy of the unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2020 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2. Copy of limited review reports for the quarter ended June 30, 2020 submitted by the statutory auditors of the Bank.

A copy of the Press Release being issued in this connection is also attached.

Further, we wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved the appointment of M/s Parikh Parekh & Associates, Company Secretaries (Firm registration no. P1987MH010000) as the Secretarial Auditor of the Bank for FY2021. Parikh Parekh & Associates is a firm of Practising Company Secretaries. The firm provides professional services in the field of Corporate Laws, SEBI Regulations, FEMA Regulations including carrying out Secretarial Audits, Due Diligence Audits and Compliance Audits.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2020 (Q1-2021)	March 31, 2020 (Q4-2020)	June 30, 2019 (Q1-2020)	March 31, 2020 (FY2020)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			19,924.35	19,188.68	17,980.06	74,798.32
	a)	Interest/discount on advances/bills		14,576.67	14,835.12	13,616.42	57,551.11
	b)	Income on investments		4,190.71	3,622.95	3,645.44	14,673.21
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		444.82	214.21	147.48	682.15
	d)	Others		712.15	516.40	570.72	1,891.85
2.	Other income (refer note no. 4)			6,142.60	4,254.98	3,425.44	16,448.62
3.	TOTAL INCOME (1)+(2)			26,066.95	23,443.66	21,405.50	91,246.94
4.	Interest expended			10,644.60	10,261.79	10,242.63	41,531.25
5.	Operating expenses (e)+(f)			4,645.90	5,791.78	4,874.41	21,614.41
	e)	Employee cost		2,166.08	2,234.51	1,953.30	8,271.24
	f)	Other operating expenses		2,479.82	3,557.27	2,921.11	13,343.17
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,290.50	16,053.57	15,117.04	63,145.66
7.	OPERATING PROFIT (3)–(6)			10,776.45	7,390.09	6,288.46	28,101.28
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			7,593.95	5,967.44	3,495.73	14,053.24
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			3,182.50	1,422.65	2,792.73	14,048.04
10.	Exceptional items			..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			3,182.50	1,422.65	2,792.73	14,048.04
12.	Tax expense (g)+(h)			583.35	201.29	884.70	6,117.23
	g)	Current period tax		772.89	804.76	735.07	3,746.03
	h)	Deferred tax adjustment		(189.54)	(603.47)	149.63	2,371.20
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,599.15	1,221.36	1,908.03	7,930.81
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,599.15	1,221.36	1,908.03	7,930.81
16.	Paid-up equity share capital (face value Rs. 2 each)			1,295.41	1,294.76	1,290.73	1,294.76
17.	Reserves excluding revaluation reserves			114,205.75	112,091.29	106,059.73	112,091.29
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.34%	0.31%	0.30%	0.31%
	ii)	Capital adequacy ratio (Basel III)		16.00%	16.11%	16.19%	16.11%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	4.01	1.89	2.96	12.28
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	3.98	1.86	2.91	12.08
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		40,386.24	41,409.16	45,763.08	41,409.16
	ii)	Net non-performing customer assets		8,674.65	10,113.86	11,856.54	10,113.86
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		5.46%	5.53%	6.49%	5.53%
	iv)	% of net non-performing customer assets to net customer assets		1.23%	1.41%	1.77%	1.41%
20.	Return on assets (annualised)			0.95%	0.49%	0.81%	0.81%

1.	At June 30, 2020, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.99% (March 31, 2020: 6.04%, June 30, 2019: 7.21%) and net non-performing advances to net advances was 1.34% (March 31, 2020: 1.54%, June 30, 2019: 1.98%).

SUMMARISED STANDALONE BALANCE SHEET

(Rs. in Core)

Particulars	At
	June 30, 2020	March 31, 2020	June 30, 2019
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,295.41	1,294.76	1,290.73
Employees stock options outstanding	3.46	3.49	4.51
Reserves and surplus	117,320.62	115,206.16	109,104.24
Deposits	801,622.31	770,968.99	660,731.75
Borrowings (includes subordinated debt)	164,917.95	162,896.76	156,719.96
Other liabilities and provisions	53,452.95	47,994.99	35,901.31
Total Capital and Liabilities	1,138,612.70	1,098,365.15	963,752.50

Assets
Cash and balances with Reserve Bank of India	32,255.62	35,283.96	35,989.61
Balances with banks and money at call and short notice	88,995.26	83,871.78	29,757.80
Investments	301,851.11	249,531.48	219,996.18
Advances	631,214.64	645,289.97	592,415.36
Fixed assets	8,442.99	8,410.29	7,858.04
Other assets	75,853.08	75,977.67	77,735.51
Total Assets	1,138,612.70	1,098,365.15	963,752.50

CONSOLIDATED FINANCIAL RESULTS

(Rs. in Core)

Sr. no.	Particulars		Three months ended			Year ended
			June 30, 2020 (Q1-2021)	March 31, 2020 (Q4-2020)	June 30, 2019 (Q1-2020)	March 31, 2020 (FY2020)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		22,422.71	21,740.68	20,365.87	84,835.77
	a)	Interest/discount on advances/bills	15,335.70	15,681.08	14,431.69	60,928.31
	b)	Income on investments	5,853.73	5,237.73	5,126.04	20,971.20
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	504.47	272.60	208.17	907.41
	d)	Others	728.81	549.27	599.97	2,028.85
2.	Other income (refer note no. 4)		15,516.61	18,380.80	13,503.02	64,950.33
3.	TOTAL INCOME (1)+(2)		37,939.32	40,121.48	33,868.89	149,786.10
4.	Interest expended		11,347.02	11,025.09	11,008.62	44,665.52
5.	Operating expenses (e)+(f)		14,300.42	20,520.71	15,093.30	71,517.90
	e)	Employee cost	2,857.36	2,898.41	2,668.30	11,156.75
	f)	Other operating expenses	11,443.06	17,622.30	12,425.00	60,361.15
6.	TOTAL EXPENDITURE (4)+(5)		25,647.44	31,545.80	26,101.92	116,183.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		12,291.88	8,575.68	7,766.97	33,602.68
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		7,704.58	6,598.21	3,558.62	15,014.07
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		4,587.30	1,977.47	4,208.35	18,588.61
10.	Exceptional items		..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		4,587.30	1,977.47	4,208.35	18,588.61
12.	Tax expense (g)+(h)		1,000.39	364.25	1,294.90	7,363.14
	g)	Current period tax	1,248.98	1,066.32	1,275.46	5,177.81
	h)	Deferred tax adjustment	(248.59)	(702.07)	19.44	2,185.33
13.	Less: Share of profit/(loss) of minority shareholders		469.23	361.90	399.76	1,659.16
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		3,117.68	1,251.32	2,513.69	9,566.31
15.	Extraordinary items (net of tax expense)		..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		3,117.68	1,251.32	2,513.69	9,566.31
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,295.41	1,294.76	1,290.73	1,294.76
18.	Reserves excluding revaluation reserves		121,705.39	118,518.45	112,386.99	118,518.45
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		4.82	1.93	3.90	14.81
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		4.76	1.90	3.83	14.55

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in Core)

Particulars	At
	June 30, 2020	March 31, 2020	June 30, 2019
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,295.41	1,294.76	1,290.73
Employees stock options outstanding	3.46	3.49	4.51
Reserves and surplus	124,848.75	121,661.81	115,456.99
Minority interest	7,863.05	6,794.77	6,742.65
Deposits	833,629.01	800,784.46	691,033.51
Borrowings (includes subordinated debt)	222,053.58	213,851.78	208,214.83
Liabilities on policies in force	161,807.77	145,486.25	155,744.66
Other liabilities and provisions	92,075.00	87,414.91	71,983.71
Total Capital and Liabilities	1,443,576.03	1,377,292.23	1,250,471.59

Assets
Cash and balances with Reserve Bank of India	32,342.17	35,311.93	36,061.78
Balances with banks and money at call and short notice	100,829.42	92,540.99	37,092.04
Investments	519,792.87	443,472.63	423,388.95
Advances	692,617.34	706,246.11	652,917.17
Fixed assets	10,412.38	10,408.66	9,635.18
Other assets	87,581.85	89,311.91	91,376.47
Total Assets	1,443,576.03	1,377,292.23	1,250,471.59

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in Core)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2020 (Q1-2021)	March 31, 2020 (Q4-2020)	June 30, 2019 (Q1-2020)	March 31, 2020 (FY2020)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	18,166.15	18,847.42	16,697.00	72,554.24
b	Wholesale Banking	9,570.91	10,168.29	9,750.75	39,942.34
c	Treasury	19,276.23	15,752.86	14,784.36	62,092.61
d	Other Banking	806.81	869.98	1,160.60	3,996.67
e	Life Insurance	7,224.11	12,192.55	7,696.67	39,703.81
f	General Insurance	3,022.37	3,058.47	3,049.91	12,374.48
g	Others	1,989.53	1,572.65	1,613.94	6,737.13
	Total segment revenue	60,056.11	62,462.22	54,753.23	237,401.28
	Less: Inter segment revenue	22,116.79	22,340.74	20,884.34	87,615.18
	Income from operations	37,939.32	40,121.48	33,868.89	149,786.10
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	2,758.76	1,898.72	1,967.66	8,993.02
b	Wholesale Banking	1,015.71	(311.94)	(505.55)	927.23
c	Treasury	4,575.93	1,307.80	1,153.50	5,171.08
d	Other Banking	152.05	(43.76)	430.42	1,086.79
e	Life Insurance	311.19	171.66	286.91	1,068.40
f	General Insurance	531.04	370.64	475.27	1,696.89
g	Others	978.55	439.25	598.57	2,385.27
	Total segment results	10,323.23	3,832.37	4,406.78	21,328.68
	Less: Inter segment adjustment	185.93	344.41	198.43	1,229.58
	Unallocated expenses	5,550.00	1,510.49	..	1,510.49
	Profit before tax and minority interest	4,587.30	1,977.47	4,208.35	18,588.61
3.	Segment assets
a	Retail Banking	344,944.02	351,341.21	316,614.21	351,341.21
b	Wholesale Banking	293,585.67	307,307.06	280,662.41	307,307.06
c	Treasury	470,972.30	413,379.14	329,152.98	413,379.14
d	Other Banking	77,730.17	73,452.80	79,947.81	73,452.80
e	Life Insurance	173,053.48	155,710.49	165,360.93	155,710.49
f	General Insurance	36,511.84	36,599.06	34,436.39	36,599.06
g	Others	45,367.49	37,894.74	37,516.66	37,894.74
h	Unallocated	16,178.01	16,195.02	19,857.74	16,195.02
	Total	1,458,342.98	1,391,879.52	1,263,549.13	1,391,879.52
	Less: Inter segment adjustment	14,766.95	14,587.29	13,077.54	14,587.29
	Total segment assets	1,443,576.03	1,377,292.23	1,250,471.59	1,377,292.23
4.	Segment liabilities
a	Retail Banking	596,257.64	573,246.77	493,081.58	573,246.77
b	Wholesale Banking	236,736.53	230,712.86	193,015.89	230,712.86
c	Treasury	195,084.56	189,938.38	174,345.07	189,938.38
d	Other Banking	61,372.78	60,562.11	66,555.97	60,562.11
e	Life Insurance	165,399.31	148,643.69	158,167.48	148,643.69
f	General Insurance	30,436.03	31,336.69	29,098.49	31,336.69
g	Others	39,847.95	32,968.47	32,532.42	32,968.47
h	Unallocated	7,060.56	1,510.49	..	1,510.49
	Total	1,332,195.36	1,268,919.46	1,146,796.90	1,268,919.46
	Less: Inter segment adjustment	14,766.95	14,587.29	13,077.54	14,587.29
	Total segment liabilities	1,317,428.41	1,254,332.17	1,133,719.36	1,254,332.17
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(251,313.62)	(221,905.56)	(176,467.37)	(221,905.56)
b	Wholesale Banking	56,849.14	76,594.20	87,646.52	76,594.20
c	Treasury	275,887.74	223,440.76	154,807.91	223,440.76
d	Other Banking	16,357.39	12,890.69	13,391.84	12,890.69
e	Life Insurance	7,654.17	7,066.80	7,193.45	7,066.80
f	General Insurance	6,075.81	5,262.37	5,337.90	5,262.37
g	Others	5,519.54	4,926.27	4,984.24	4,926.27
h	Unallocated	9,117.45	14,684.53	19,857.74	14,684.53
	Total capital employed	126,147.62	122,960.06	116,752.23	122,960.06

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 25, 2020. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q1-2021.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.

3.	Since the first quarter of CY2020, the Covid-19 pandemic has impacted most countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 which was further extended until May 31, 2020. A gradual and calibrated easing of lockdown measures has started from June 2020.

The lock-down measures have significantly impacted economic activities in Q1-2021. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction in the economy in fiscal 2021. During Q1-2021, the loan growth was impacted due to lower credit demand and fee income declined due to lower borrowing and investment activity by customers and lower consumer spends. The slowdown in the economy is expected to result in higher additions to non-performing loans, increase in provisions, lower loan growth and fee income.

With an intention to mitigate the burden of debt servicing brought about by disruptions on account of Covid-19 pandemic and to ensure the continuity of viable businesses, RBI through its circular dated March 27, 2020 permitted banks to grant a moratorium to their customers on the payment of instalments and/or interest, falling due between March 1, 2020 and May 31, 2020. This period was extended by RBI till August 31, 2020 through its circular dated May 23, 2020. The Bank has accordingly extended the moratorium option to its borrowers in accordance with its Board approved policies.

The impact of Covid-19 pandemic on the Bank is highly uncertain and will depend on the ongoing spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be the focus area for the Bank during this period.

During Q1-2021, the Bank has made an additional Covid-19 related provision amounting to Rs. 5,550.00 crore. At June 30, 2020, the Bank held Covid-19 related provision of Rs. 8,275.00 crore. This additional provision made by the Bank is more than requirement as per the RBI guideline dated April 17, 2020.

4.	During Q1-2021, the Bank sold equity shares representing 3.96% in ICICI Lombard General Insurance Company Limited and 1.50% in ICICI Prudential Life Insurance Company Limited for a total consideration of Rs. 3,092.93 crore. The sale resulted in net gain (after sale related expenses) of Rs. 3,036.29 crore in standalone financial results and Rs. 2,715.87 crore in consolidated financial results for Q1-2021.

5.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2020, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

6.	During Q1-2021, the Bank has allotted 3,215,197 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The amounts for Q4-2020 are balancing figures between the figures as per the audited financial statements for FY2020 and the published figures for 9M-2020.

9.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.

10.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
July 25, 2020	DIN-00105962

 Item 3

Walker Chandiok &Co LLP

Walker Chandiok & Co LLP
16th floor, Tower II,
lndiabulls Finance Centre,
SB Marg, Prabhadevi (W)
Mumbai -400 013
India
T +91 22 6626 2699
F +91 22 6626 2601

Independent Auditor's Review Report on Standalone Unaudited Quarterly Financial Results of ICICIBank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results ('the Statement') of ICICI Bank Limited ('the Bank') for the quarter ended 30 June 2020, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2020, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank's management and has been approved by the Bank's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting ('AS 25'), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India ('the RBI') from time to time ('the RBI guidelines'), SEBI Circular CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as 'the SEBI Circular'), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Chartered Accountants	Walker Chandiok & Co LLP Is registered
with limited liability with identification
Offices in Bengaluru,Chandiga-h,Chennai, G,.ugram,Hyderabad,Kochi,Kol<ata,Mlmbai,New Delli,Noida and Pune	number AAC-2085 and its registered office
at L-41Connaught Circus,New Delhi,

Walker Chandiok &Co LLP

ICICI Bank Limited

Independent Auditor's Review Report on Standalone Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted as above, and the consideration of the review reports of the branch auditor, referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that .it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2020, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to Note 3 of the accompanying Statement, which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Bank's results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of Rs. 28,671.61 crores as at 30 June 2020, and total revenues of Rs. 216.39 crores and net loss of Rs. 152.86 crores, for the quarter ended 30 June 2020, as considered in the Statement. The aforementioned financial information has been reviewed by the branch auditor, whose review report has been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the report of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No:001076N/N500013

Sudhir N. Pillai

Partner

Membership No:105782

UDIN No:20105782AAAAHX5271

Place: Mumbai

Date: 25 July 2020

Chartered Accountants

Walker Chandiok &Co LLP

Walker Chandiok & Co LLP
16th floor, Tower II,
lndiabulls Finance Centre,
SB Marg, Prabhadevi (W)
Mumbai -400 013
India
T +91 22 6626 2699
F +91 22 6626 2601

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results ('the Statement') of ICICI Bank Limited ('the Holding Company' or 'the Bank') and its subsidiaries (the Holding Company and its subsidiaries together referred to as 'the Group'), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 30 June 2020, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2020, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company's management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting ('AS 25'), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India ('the RBI') from time to time ('the RBI guidelines'), SEBI Circulars CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as 'the SEBI Circular'), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

Chartered Accountants	Walker Chandiok & Co LLP Is registered
with limited liability with identification
Offices in Bengaluru,Chandiga-h,Chennai, G,.ugram,Hyderabad,Kochi,Kol<ata,Mlmbai,New Delli,Noida and Pune	number AAC-2085 and its registered office
at L-41Connaught Circus,New Delhi,

Walker Chandiok &Co LLP

ICICI Bank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June 2020, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to Note 3 of the accompanying Statement, which describes the uncertainties due to the outbreak of SARS -CoV -2 virus (COVID -19). In view of these uncertainties, the impact on the Group 's results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of Rs. 28,671.61 crores as at 30 June 2020, and total revenues of Rs. 216.39 crores and net loss of Rs.152.86 crores, for the quarter ended 30 June 2020, as considered in the Statement. The aforementioned financial information has been reviewed by the branch auditor, whose review report has been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the report of such branch auditor. Our conclusion is not modified in respect of this matter.

7.	We did not review the interim financial statements I financial information of nine subsidiaries, whose financial statements I financial information reflect total assets of Rs.144,384.60 crores as at 30 June 2020, total revenues of Rs. 4,983.48 crores and total net profit after tax of Rs. 938.34 crores, for the quarter ended 30 June 2020, as considered in the Statement. These interim financial statements I financial information have been reviewed I audited by other auditors whose review I audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review I audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements I financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed I audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

8.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of Rs. 173,194.54 crores as at 30 June 2020, total revenues of Rs. 7,224,11 crores and total net profit after tax of Rs. 287.59 crores, for the quarter ended 30 June 2020, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

Walker Chandiok &Co LLP

ICICI Bank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

9.	The Statement includes the interim financial statements / financial information of six subsidiaries, whose condensed interim financial statements / financial information reflect total assets of Rs. 379.66 crores as at 30 June 2020, total revenues of Rs. 48.18 crores and total net profit of Rs. 22.80 crores, for the quarter ended 30 June 2020, as considered in the Statement. The Statement also includes the Group's share of net profit of Rs. 23.42 crores for the quarter ended 30 June 2020, in respect of seven associates. The financial statements / financial information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / financial information. According to the information and explanations given to us by the management, these interim financial statements / financial information are not material to the Group. Our conclusion is not modified in respect of this matter.

10.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 21 July 2020, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at June 30, 2020 is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2020 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority'. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in Condensed Standalone Interim Financial Statements of the Company. Our conclusion is not modified in respect of this matter.

11.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 17 July 2020, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve (the 'PDR') is the responsibility of the Company's Panel Actuary (the 'Panel Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 June 2020, has been duly certified by the Panel Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI'. The joint auditors have relied upon the Panel Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the interim condensed financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No:001076N/N500013

Sudhir N. Pillai

Partner

Membership No:105782

UDIN No:20105782AAAAHX3217

Place:Mumbai

Date: 25 July 2020

Chartered Accountants

 Walker Chandiok &Co LLP

ICICI Bank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada
iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited
vii)	ICICISecurities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited
x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited
xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited
xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited
xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited
xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India lnfradebt Limited

xxiv)	India Advantage Fund Ill; and
xxv)	India Advantage Fund IV

Chartered Accountants

 Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 25, 2020

Performance Review: Quarter ended June 30, 2020

•	Profit after tax grew by 36% year-on-year to ₹ 2,599 crore (US$ 344 million) in the quarter ended June 30, 2020 (Q1-2021) from ₹ 1,908 crore (US$ 253 million) in the quarter ended June 30, 2019 (Q1-2020)

•	Total capital adequacy ratio of 16.32% and Tier-1 capital adequacy ratio of 14.93% on a standalone basis at June 30, 2020 (including profits for Q1-2021)

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 15% year-on-year to ₹ 7,014 crore (US$ 929 million) in Q1-2021

•	Excluding the impact of higher interest on income tax refund in the corresponding quarter last year, core operating profit grew by 18% year-on-year in Q1-2021

•	Provisions (excluding Covid-19 related provisions and provision for tax) declined by 42% year-on-year

•	Additional Covid-19 related provisions of ₹ 5,550 crore (US$ 735 million) made on a prudent basis in Q1-2021 with the objective of completely cushioning the balance sheet from the impact of Covid-19

•	Total period-end deposits crossed ₹ 8 lakh crore, total deposits were ₹ 801,622 crore (US$ 106.2 billion) at June 30, 2020

•	15% growth in average current and savings account (CASA) deposits in Q1-2021; average CASA ratio was 41.0% in Q1-2021

•	Term deposits grew by 27% year-on-year at June 30, 2020

•	Net non-performing asset (NPA) ratio decreased from 1.41% at March 31, 2020 to 1.23% at June 30, 2020

•	Provision coverage ratio (excluding technical write-offs) increased from 75.7% at March 31, 2020 to 78.6% at June 30, 2020

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2020. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 15% year-on-year to ₹ 7,014 crore (US$ 929 million) in Q1-2021 from ₹ 6,110 crore (US$ 809 million) in Q1-2020. The interest on income tax refund was ₹ 24 crore (US$ 3 million) in Q1-2021 compared to ₹ 184 crore in Q1-2020 (US$ 24 million). Excluding the interest on income tax refund, core operating profit grew by 18% year-on-year in Q1-2021

•	Net interest income (NII) increased by 20% year-on-year to ₹ 9,280 crore (US$ 1.2 billion) in Q1-2021 from ₹ 7,737 crore (US$ 1.0 billion) in Q1-2020.

•	The net interest margin was 3.69% in Q1-2021 compared to 3.87% in the quarter ended March 31, 2020 (Q4-2020) and 3.61% in Q1-2020, reflecting the higher liquidity with the Bank due to strong deposit inflows and limited credit demand due to the lockdown

•	Non-interest income, excluding treasury income, was ₹ 2,380 crore (US$ 315 million) in Q1-2021 compared to ₹ 3,247 crore (US$ 430 million) in Q1-2020

•	Fee income was ₹ 2,104 crore (US$ 279 million) in Q1-2021 compared to ₹ 3,039 crore (US$ 402 million) in Q1-2020, reflecting lower business volumes and customer activity in view of the lockdown. Retail fees constituted 70% of total fees in Q1-2021

•	Treasury income was ₹ 3,763 crore (US$ 498 million) in Q1-2021 compared to ₹ 179 crore (US$ 24 million) in Q1-2020. During Q1-2021, the Bank sold 4.0% shareholding in ICICI Lombard General Insurance (ICICI General) and 1.5% shareholding in ICICI Prudential Life Insurance (ICICI Life). The aggregate gains from these transactions were ₹ 3,036 crore (US$ 402 million), further strengthening the balance sheet.

•	Provisions (excluding Covid-19 related provisions and provision for tax) declined by 42% year-on-year to ₹ 2,044 crore (US$ 271 million) in Q1-2021 from ₹ 3,496 crore (US$ 463 million) in Q1-2020

•	The Bank has made additional Covid-19 related provisions of ₹ 5,550 crore (US$ 735 million) on a prudent basis in Q1-2021 with the objective of completely cushioning the balance sheet from the impact of Covid-19. The Bank held Covid-19 related provisions amounting to ₹ 8,275 crore (US$ 1.1 billion) as of June 30, 2020. This additional provision held by the Bank is more than the requirement as per the RBI guideline dated April 17, 2020

•	On a standalone basis, the profit after tax grew by 36% year-on-year to ₹ 2,599 crore (US$ 344 million) in Q1-2021 from ₹ 1,908 crore (US$ 253 million) in Q1-2020

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The year-on-year growth in domestic advances was 10% at June 30, 2020. The growth in the retail loan portfolio was 11% year-on-year at June 30, 2020. Including non-fund outstanding, retail was 54.4% of the total portfolio at June 30, 2020. Growth in the performing domestic corporate portfolio was about 8% year-on-year. Total advances increased by 7% year-on-year to ₹ 631,215 crore (US$ 83.6 billion) at June 30, 2020 from ₹ 592,415 crore (US$ 78.5 billion) at June 30, 2019.

Deposit growth

Total deposits increased by 21% year-on-year to ₹ 801,622 crore (US$ 106.2 billion) at June 30, 2020. Average current account deposits increased by 20% year-on-year in Q1-2021. Average savings account deposits increased by 14% year-on-year in Q1-2021. The average CASA ratio was 41.0 % in Q1-2021 compared to 42.3% in Q4-2020 and 43.4% in Q1-2020. The period-end CASA ratio was 42.5% at June 30, 2020 compared to 45.1% at March 31, 2020 and 45.2% at June 30, 2019. Total term deposits increased by 27% year-on-year to ₹ 461,007 crore (US$ 61.1 billion) at June 30, 2020.

The Bank had a network of 5,324 branches and 15,661 ATMs at June 30, 2020.

Digital initiatives and transactions

Since the outbreak of Covid-19, the Bank has been undertaking many digital initiatives to enable its customers to meet their banking requirements from home. During Q1-2021, the Bank introduced Video Know Your Customer (KYC) facility to on board new savings account customers including salary accounts, personal loan account customers and for those customers availing Amazon Pay Credit Card. In Video KYC, the process of verification of a prospective customer’s KYC documents and signature is done via a video call, thus doing away with the need of a branch visit. This makes the whole process digital, frictionless and convenient for the customer. During Q1-2021, an online food delivery platform used ICICI Bank’s “insta wallet” offering to launch its digital wallet. Recently, the Bank crossed one million users on its WhatsApp banking platform launched three months ago to enable its retail customers to undertake a range of banking requirements from home during the lockdown.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The volume of mobile banking transactions increased by 45% year-on-year in Q1-2021. The value of merchant acquiring transactions on Unified Payments Interface (UPI) increased by 258% year-on-year in Q1-2021. Digital channels like internet, mobile banking, POS and others accounted for over 90% of the savings account transactions in Q1-2021.

Asset quality

During the quarter, the gross additions to NPAs were ₹ 1,160 crore (US$ 154 million). Recoveries and upgrades, excluding write-offs, from non-performing loans were ₹ 757 crore (US$ 100 million) in Q1-2021. The net NPA ratio decreased from 1.41% at March 31, 2020 to 1.23% at June 30, 2020. The provision coverage on non-performing loans, excluding cumulative technical write-offs, increased from 75.7% at March 31, 2020 to 78.6% at June 30, 2020. At June 30, 2020, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) was ₹ 17,110 crore (US$ 2.3 billion) compared to ₹ 16,668 crore (US$ 2.2 billion) at March 31, 2020.

Capital adequacy

The Bank’s total capital adequacy at June 30, 2020, including profits for Q1-2021, was 16.32% and Tier-1 capital adequacy was 14.93% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

The consolidated profit after tax was ₹ 3,118 crore (US$ 413 million) in Q1-2021 compared to ₹ 1,251 crore (US$ 166 million) in Q4-2020 and ₹ 2,514 crore (US$ 333 million) in Q1-2020.

Consolidated assets grew by 15% year-on-year to ₹ 1,443,576 crore (US$ 191.2 billion) at June 30, 2020 from ₹ 1,250,472 crore (US$ 165.6 billion) at June 30, 2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

Value of New Business (VNB) of ICICI Life was ₹ 201 crore (US$ 27 million) in Q1-2021 compared to ₹ 309 crore (US$ 41 million) in Q1-2020. The new business margin increased from 21.7% in FY2020 to 24.4% in Q1-2021. Protection based annualised premium equivalent remained stable year-on-year at ₹ 214 crore (US$ 28 million) in Q1-2021 and accounted for 26.0% of the total annualised premium equivalent in Q1-2021. New business received premium was ₹ 1,499 crore (US$ 199 million) in Q1-2021 compared to ₹ 2,226 crore (US$ 295 million) in Q1-2020. ICICI Life’s profit after tax grew by 1% year-on-year to ₹ 288 crore (US$ 38 million) in Q1-2021.

The Gross Direct Premium Income (GDPI) of ICICI General was ₹ 3,302 crore (US$ 437 million) in Q1-2021 compared to ₹ 3,487 crore (US$ 462 million) in Q1-2020. Excluding the crop segment, GDPI of ICICI General was ₹ 3,274 crore (US$ 434 million) in Q1-2021 compared to ₹ 3,488 crore (US$ 462 million) in Q1-2020. The combined ratio stood at 99.7% in Q1-2021 compared to 100.4% in Q1-2020. The combined ratio was 98.4% in Q1-2021 excluding ₹ 31 crore (US$ 4 million) of impact of cyclones Amphan and Nisarga as compared to 99.7% in Q1-2020 excluding ₹ 16 crore (US$ 2 million) of impact of cyclone Fani. ICICI General’s profit after tax grew by 29% year-on-year to ₹ 398 crore (US$ 53 million) in Q1-2021 from ₹ 310 crore (US$ 41 million) in Q1-2020.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased by 70% year-on-year to ₹ 193 crore (US$ 26 million) in Q1-2021 from ₹ 114 crore (US$ 15 million) in Q1-2020.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 17% year-on-year to ₹ 257 crore (US$ 34 million) in Q1-2021 from ₹ 219 crore (US$ 29 million) in Q1-2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2020	Q1-2020	Q4-2020	Q1-2021
	Audited	Unaudited	Audited	Unaudited
Net interest income	33,267	7,737	8,927	9,280
Non-interest income	15,156	3,247	4,013	2,380
- Fee income	13,711	3,039	3,598	2,104
- Dividend income from subsidiaries	1,273	191	338	187
- Other income	172	17	77	89
Less:
Operating expense	21,615	4,874	5,792	4,646
Core operating profit[1]	26,808	6,110	7,148	7,014
- Treasury income	1,293	179	242	3,763[2]
Operating profit	28,101	6,289	7,390	10,777
Less:
Covid-19 related provisions[3]	2,725	-	2,725	5,550
Other provisions	11,328	3,496	3,242	2,044
Profit before tax	14,048	2,793	1,423	3,183
Less:
Tax	6,117	885	202	584
Profit after tax	7,931	1,908	1,221	2.599

1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹ 3,036 crore (US$ 402 million) in Q1-2021

3.	The impact of Covid-19 pandemic on the Bank is highly uncertain and will depend on the ongoing spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be the focus area for the Bank during this period. During Q1-2021, the Bank has made an additional Covid-19 related provision amounting to ₹ 5,550 core (US$ 735 million). At June 30, 2020, the Bank held Covid-19 related provision of ₹ 8,275 core (US$ 1.1 billion). This additional provision made by the Bank is more than requirement as per the RBI guideline dated April 17, 2020.

4.	Prior period numbers have been rearranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Jun-19	31-Mar-20	30-Jun-20
	Unaudited	Audited	Unaudited
Capital and Liabilities
Capital	1,291	1,295	1,295
Employee stock options outstanding	5	3	3
Reserves and surplus	109,104	115,206	117,321
Deposits	660,732	770,969	801,622
Borrowings (includes subordinated debt)	156,720	162,897	164,918
Other liabilities	35,901	47,995	53,454
Total capital and liabilities	963,753	1,098,365	1,138,613

Assets
Cash and balances with Reserve Bank of India	35,990	35,284	32,256
Balances with banks and money at call and short notice	29,758	83,872	88,995
Investments	219,996	249,531	301,851
Advances	592,415	645,290	631,215
Fixed assets	7,858	8,410	8,443
Other assets	77,736	75,978	75,853
Total assets	963,753	1,098,365	1,138,613
1.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Aashwij Mallya at 91-22-2653 7107 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 75.51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 25, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager